February 4, 2005


VIA FACSIMILE

Peggy Y. Kim, Esq.
Neil Miller, Esq.
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 04-09
Washington, D.C.  20549

         Re: Redwood Mortgage Investors VIII ("Redwood Mortgage") Post Effective Amendment No. 3 to Form S-11
                  File No. 333-106900

Dear Ms. Kim and Mr. Miller:

     We are writing in response to your letter of February 3, 2005 ("February 3rd Letter") concerning the above referenced filing.

     The only comment received in your February 3rd Letter concerns the issue of the whether the offering terminated on October 7, 2004, and thus as a consequence whether such event constituted an event requiring the filing of a post effective amendment at such time. We believe that the base prospectus dated October 7, 2003 ("Prospectus") clearly and plainly discloses all the relevant terms of the plan of distribution including the fact that the offering was a continuous and extended one. Accordingly, there has been "no material change in the plan of distribution not previously disclosed in the registration statement..." such that a post effective amendment would be required under Item 512 and the undertakings contained in the registration statement. As discussed below, the available disclosure guidelines support this conclusion.

     Germane to our discussions, the relevant portions of the Prospectus provide the following information. On the cover page of the prospectus it states: "This offering will terminate one year from the effective date of the prospectus, October 7, 2003, unless we elect to extend it for one additional year periods." Further, on page 4 of the prospectus it states: "This offering will terminate one year from the effective date of this prospectus unless, the general partners in their discretion terminate the offering earlier or extend the offering for one year periods." On page 19 of the prospectus it states: "The offering will terminate one year from the effective date of this prospectus, unless the general partners, in their discretion, terminate the offering earlier, or extend the offering for additional one-year periods." On page 82 of the prospectus it

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states:  "This  offering will  terminate 1 (one) year from the effective date of the prospectus unless terminated earlier by the general partners, or extended by the general partners for additional one year periods. Section 4.2(d) of the limited partnership agreement provides in pertinent part: "The public offering of Units shall terminate one year from the effective date of the Prospectus unless fully subscribed at an earlier date or terminated on an earlier date by the General Partners, or unless extended by the General Partners for additional one year periods."

     The Prospectus discloses plainly to investors that the offering period is not simply a date certain but is in fact a continuum that may be longer or shorter than one year at the general partners' sole discretion. The disclosure clearly contemplates that the offering may be continued and extended or even terminated based solely upon the general partners discretion to do so without other notice to investors. The Prospectus also gives all the necessary terms of such continuation of the offering. Specifically it informs investors that the decision with respect to the determination of the offering period is at the general partners' discretion and that if continued it will be for additional one year periods.

     The Prospectus makes clear that "management's discretion" is wide ranging and largely unfettered (see for example, RISK FACTORS, "You must rely on the General Partners for Management Decisions") and covers the issue of continuation of the offering. The partnership agreement clearly vests the general partners with the necessary power and authority to make the decision to continue the offering unilaterally. The partnership agreement does not require notice or consent of the limited partners to continue the offering. Investors had the expectation, based upon the disclosure, that the offering could continue for longer than one year (or be earlier terminated) without their notice or consent.

     The fact that the prospectus references an ostensible termination date of October 7, 2004 is clearly and repeatedly modified by the fact that the offering is actually a continuum that starts upon the effective date and may be terminated or extended at the general partner's sole determination without other notice.

     Your February 3rd Letter also raises the issue whether the act of the general partners in so extending the offering, which is clearly contemplated in the Prospectus, is such a material change or involves such material information not previously disclosed in the Prospectus as to require a post effective amendment. We believe the material information with respect to the continuation of the offering is in fact disclosed in the Prospectus and thus there is no additional material information that is required to be disclosed in a post effective amendment.

     The applicable guidelines support this conclusion. While we realize that such guidelines are not binding they are helpful in determining the nature of materiality in this particular context. In Subpart D of the SEC's Manual of Publicly Available Telephone Interpretations (July 1997), Interpretation 23 shows how Redwood Mortgage's situation differs substantially from the situations in which a material change has occurred to the terms of the offering which thus require amendment. In Interpretation 23 to Subpart D, a registrant wished to change from the terms of the base prospectus by adding the ability to extend the

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offering to a date not originally  contemplated  or disclosed and also wished to change the fundamental rights and preferences of the securities offered. Such changes, which were not contemplated in the base prospectus, clearly required a post effective amendment. In the present situation, Redwood Mortgage is not changing the nature of the securities involved. Further, the extension of the offering was clearly contemplated and disclosed to investors. It was always contemplated and disclosed that the offering was a continuous one with a termination date that could be earlier or longer than one year as determined in the general partners' discretion.

     The nature of materiality in the context of Rule 415 and the need for post effective amendments in the context of the undertakings under Rule 512 of Regulation S-K is not subject to a brightline test. Rather the staff of the SEC has noted the need to maintain "flexibility" in determining materiality in connection with shelf registrations (see for example, Securities Act Release No.
6383). The available interpretations would lead to the conclusion that the standard of what is material is higher than the issue involved in the present circumstance. For example, Item 508 of Regulation S-K does not indicate that the term of the offering is in and of itself a noteworthy item. It is nowhere mentioned in Item 508. Similarly, Item 18 of SEC Guide 5 makes no mention of the ostensible termination date as a material item. In the Release adopting the integrated disclosure rules (Securities Act Release No. 6383), the example of a material change to the plan of distribution was the addition or deletion of a managing underwriter (which by its very nature could not be disclosed adequately in the base prospectus).

     A more specific review of the nature of a "material change in the plan of distribution" was found in Bear Stearns & Co. (Fed. Sec. Law Rprt. P. 77,887, July 20, 2000). Germane to our issue, the SEC noted in connection with an internet auction question, that "[w]here the Internet auction system is used for the sale of securities under an already effective shelf registration statement and where the prospectus forming part of the effective registration statement does not disclose the Internet auction as a possible method for distribution of securities, the Division believes that a post effective amendment providing this disclosure is required by Item 512(a)(1)(iii) of Regulation S-K." Obviously, disclosure of the basic form of underwriting was deemed material. Importantly, the letter notes that an amendment was required because there was no disclosure of the "possible method" of distribution. In other words, absolute certainty would not be required in the base prospectus so long as the "possibility" of the method was disclosed.

     As noted, the Commission takes a flexible approach as to the nature of materiality for purposes of Item 512(a)(1)(iii). We believe that the continuation of the offering is adequately disclosed, and further believe that the mere continuation of the offering does not rise to the level of materiality requiring the amendment in the first place. The Commission does not need to decide these issues independently. Rather, the question in the instant situation is whether the possibility of the continuation of the offering, which was clearly and plainly disclosed in the Prospectus, is such a material change in the plan of distribution not previously disclosed as to require amendment. We do not believe this is the case when the question is considered as a whole.

     There is no policy reason to reach a different conclusion based upon the specific facts of this situation. The Prospectus contains full disclosure of all the relevant terms of the plan of distribution. Investors were aware of the continuous nature of the offering and the ability of the general partners to determine the termination based upon the parameters set forth in the Prospectus. This offering does not involve any aspects of an "all or none" offering or "minimum-maximum" offering where the Commission has expressed concerns with extending the offering period. Such is not the case with the Redwood Mortgage offering. The temporal nature of the offering period has absolutely no effect upon the any material aspect of Redwood Mortgage or its business.

     Unlike many shelf registrations, where it is expressly contemplated that there will be material changes to the terms of the offering, such as price, preferences, etc., the continuation of the offering is not a change in the offering or a fact that an investor would find material as it does not change or significantly alter the total mix of information available.

     Based upon the foregoing analysis, we believe that a post effective amendment was not required to continue the offering beyond October 7, 2004. Accordingly, the sales made after October 7, 2004, continued to be in compliance with the provisions of Section 5 of the Act.

     While we do not believe that a post effective amendment is therefore required, we note your request to disclose the extension of the offering date in the Post Effective Amendment No. 3. We propose to include the following disclosure:

     "On October 7, 2004, the General Partners elected to the continue the offering of up to $75,000,000 in Units. The offering will continue until terminated by the General Partners but not later than (i) October 7, 2005 or
(ii) the date the offering is fully subscribed or(iii) such earlier date as the General Partners may determine."

     If you would like further information or analysis in connection with this matter, we would be happy to provide it to you. We appreciate your continued assistance and professional courtesy in this matter. Please not hesitate to call me at (415) 262-5170 (or in my absence, Steve Ryan at (415) 262-5150) to discuss this matter.

                                         Sincerely,



                                         Anne R. Knowles
47794\53535v4

cc:      Michael R. Burwell